

September 14, 2011

Via E-mail
Ms. Maria Rueda
Chief Financial Officer
Heartland Payment Systems, Inc
90 Nassau Street
Princeton, NJ 08542

> **Re: Heartland Payment Systems, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 10, 2011**
> **File No. 001-32594**

Dear Ms. Rueda:

We have reviewed your letter dated August 11, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 1, 2011.

Form 10-K for Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements

Note 3. Processing System Intrusion, page 95

1.   We note the revised disclosures in your June 30, 2011 Form 10-Q in response to our previous comment 2 where you state that the company determined an unfavorable outcome was not considered reasonably possible on any unsettled claims related to the Processing System Intrusion.   It remains unclear from your disclosures whether the company determined that there is at least a reasonable possibility that losses exceeding amounts already recognized (or not recognized) may have been incurred. If the company determined that there is <u>not</u> at least a reasonable possibility that additional losses will be

incurred or that additional losses related to unsettled claims is remote, please revise to clearly indicate as such. Alternatively, if there is at least a reasonable possibility that losses exceeding amounts already recognized may have been incurred, you must either disclose an estimate of the additional losses or range of loss, or state that such an estimate cannot be made, or if true, state that the estimate is immaterial with respect to your financial statements as a whole. Please provide the proposed disclosures that you intend to include in your future filings.

Note 18. Commitments and Contingencies, page 115

2.   With regards to the information provided in your response to prior comment 4, please explain further the following and revise your disclosures accordingly in future filings:

- Please revise your disclosures to clarify that your assessment takes into consideration "all claims, lawsuits, investigations and proceedings, including unasserted claims, which are probable of being asserted" as indicated in your response;
- It is unclear from your response where you indicate that the company "determined an unfavorable outcome was not considered reasonably possible," whether there is at least a reasonable possibility that losses exceeding amounts already recognized (or not recognized) may have been incurred. Further clarify your disclosures to clearly state whether there is at least a reasonable possibility that additional losses exceeding amounts already recognized (or not recognized) may have been incurred and if so, either disclose an estimate of the additional losses or range of loss, or state that such an estimate cannot be made, or if true, state that the estimate is immaterial with respect to your financial statements as a whole. Alternatively, if true, revise to clarify that there is not at least a reasonable possibility that additional losses will be incurred;
- We note that the references in your financial statement footnote disclosures do not include the specific matters discussed in your Item 3 disclosures on pages 45 and 46. We further note from your response to prior comment 3 that the company believed the "tentative" settlement agreement reached in the McInerney matter eliminated any uncertainty with regard to potential future losses. Please explain further your conclusions and tell us how you determined that this matter was no longer a contingency based on a tentative settlement agreement, which is still pending.   In addition, with regards to the specific matters discussed elsewhere in the filing, if there is at least a reasonable possibility that losses exceeding amounts already recognized may have been incurred, you must either disclose an estimate of the additional losses or range of loss, or state that such an estimate cannot be made, or if true, state that the estimate is immaterial with respect to your financial statements as a whole. Please tell us how your disclosures comply with ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y; and
- Please provide the proposed disclosures that you intend to include in your future filings.

You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief